SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT
TO SECTION 8(A) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:  BlackRock Build America Bond Trust

Address of Principal Business Office (No. & Street, City, State, Zip Code):

100 Bellevue Parkway
Wilmington, Delaware 19809

Telephone Number (including area code):

(800) 882-0052

Name and address of agent for service of process:

Brendan Kyne
55 East 55th Street
New York, New York 10055

With copies of Notices and Communications to:

Michael K. Hoffman, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES	[X]	NO	[ ]

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the sole trustee of the registrant has caused this notification of registration to be duly signed on behalf of the registrant in the city of New York and the state of New York on the 9th day of June, 2010.

BlackRock Build America Bond Trust
(REGISTRANT)

By:	/s/ Brendan Kyne
Brendan Kyne
Sole Trustee

Attest:	/s/ Brendan Kyne
Brendan Kyne
Sole Trustee